REALITY INTERACTIVE, INC.
378 North Main, #124
Layton,  UT  84061

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE  COMPOSITION
OF THE BOARD OF DIRECTORS

MAY 25, 2004

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Reality Interactive, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Companys stockholders is required in response to this Information Statement. Proxies are not being solicited.

INTRODUCTION

Pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Company, Reality Acquisition Corp., Global Marketing Associates, Inc., Dean Becker and Natural Gas Systems, Inc. ("NGS"), the Company will cancel 7,000,000 currently issued and outstanding shares held by Dean Becker, the Companys current President, CEO and sole Director, and will issue between 22 million and 24 million shares to the existing shareholders of NGS, in exchange for 100% of the issued and outstanding shares of common stock of NGS (the "Merger"). Immediately following the consummation of the Merger, Dean Becker will resign as President and CEO and appoint Robert S. Herlin as President and CEO and Sterling McDonald as CFO and Treasurer. In addition, Mr. Becker will increase the size of the board to two directors and appoint Laird Q. Cagan as Chairman of the board.

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Companys stockholders, the following transactions will be completed:

* Mr. Becker will resign as a Director of the Company and Robert S. Herlin, John Pimentel, E.J. DiPaolo and Gene Stoever will be appointed as new directors and, together with Mr. Cagan, shall constitute the entire board of directors.

Because of the change in the composition of the Companys board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

As of May 21, 2004, the Company had issued and outstanding 7,946,255 shares of common stock, the Companys only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. It is anticipated that as of the Closing of the Merger the Company will have outstanding 22,696,256 shares of common stock. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It describes certain biographical and other information concerning the Companys executive officers and directors after completion of the Merger.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of May 21, 2004 by (i) those persons or groups known to beneficially own more than 5% of the Companys common stock prior to the closing of the Merger, (ii) those persons or groups expected to beneficially own more than 5% of the Companys common stock on and after the closing of the Merger, (iii) each current executive officer and director and each person that will become an executive officer or director upon or following the Closing of the Merger, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Merger (1)		After Closing of Merger(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Dean Becker (3)	7,010,000	88.22%	10,000	0.04%
Global Marketing Associates, Inc. (3)	125,000	1.57%	125,000	0.55%
Robert Herlin(4)	0	-	1,000,000	4.41%
Laird Q. Cagan (5) (6)	0	-	7,480,000	32.96%
John Pimentel (5)	0	-	450,000	1.98%
Sterling McDonald (4)	0	-	0	-
E.J. DiPaolo (4)	0	-	0	-
Gene Stoever (4)	0	-	0	-

All executive officers and directors as a group (one person prior to and six people following the consummation of the Merger)

_____________________

(1) Based on 7,946,255 shares outstanding on May 21, 2004.

(2) Based on 22,696,256 shares of the Companys common stock projected to be outstanding following the closing of the Merger.

(3) Address: c/o Reality Interactive, Inc. 378 North Main, #124, Layton, UT 84041

(4) Address: c/o Natural Gas Systems, Inc. 20 Gessner, Suite 1340, Houston, Texas 77024

(5) Address: c/o Cagan McAfee, 10600 N. De Anza Blvd., Suite 250, Cupertino, CA 95014

(6) Includes 1,000,000 shares held in trust by Mr. Cagans two daughters.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Merger, the size of the Board will be increased to two directors and Laird Q. Cagan will be appointed to fill the resulting vacancy. Effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Companys stockholders, the Companys board of directors will be reconstituted and fixed at five directors. On that date, Dean Becker, currently the sole director of the Company, will resign and Robert Herlin, John Pimentel, E.J. DiPaolo and Gene Stoever will be appointed as directors, together with Mr. Cagan, shall constitute the entire board of directors. The following tables set forth information regarding the Companys current sole executive officer and director and the Companys proposed executive officers and directors after completing the Merger. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees.

Each member of the Companys board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officer and Director
Name	Age	Position
Dean Becker	50	Director, President and Chief Executive Officer

Mr. Becker has been serving as the Companys president and sole director since __2002. Mr. Becker has also practiced law in Salt Lake City, Utah since 1979. He graduated from Brigham Young University in 1976 with a Bachelors of Arts in English with University Scholar designation. He then attended law school at the J. Reuben Clark School of Law at Brigham Young University where he served as associate editor on the law review staff. For the past 5 years, Mr. Becker has been providing consulting services in corporate and business law.

Executive Officers and Directors After the Closing of the Merger
Name	Age	Position
Robert Herlin	49	Chief Executive Officer, President and Director
Laird Q. Cagan	46	Director Nominee
John Pimentel	38	Director Nominee
Sterling McDonald	55	Chief Financial Officer and Treasurer
E.J. DiPaolo	51	Director Nominee
Gene Stoever	65	Director Nominee
Dean Becker	50	Director

Robert S. Herlin, President, Chief Executive Officer and Director

Mr. Herlin has been President and CEO of NGS since 2003. He is responsible for all of NGSs operations, development of its business model, identifying acquisitions of applicable oil and gas properties, developing the NGS operating team and creating, establishing and maintaining industry partnerships. Mr. Herlin has more than 21 years of experience in energy transactions, operations and finance with small independents, larger independents and major integrated oil companies. Since 2003, Mr. Herlin has also served as a Partner with Tatum CFO, a financial advisory firm that provides executive officers on a part-time or full-time basis to clients. From 2001 to 2003, Mr. Herlin served as senior vice president and chief financial officer of Intercontinental Towers Corporation, an international wireless infrastructure company. From 1997 to 2001, he was employed at Benz Energy, Inc., an oil and gas company, most recently as President.

Mr. Herlin also serves on the board of directors of Boots and Coots Group, an oil field services company. Mr. Herlin graduated with honors from Rice University with B.S. and M.E. degrees in engineering and an MBA from Harvard University.

Laird Q. Cagan, Chairman of the Board

Mr. Cagan is a co-founder, and since 2001 has been Managing Director, of Cagan McAfee Capital Partners, LLC, a technology-focused private equity firm in Cupertino, California. He also serves as President of Cagan Capital, LLC, a merchant bank he formed in 1990. From 1999 to 2001, he served as Chairman and Chief Executive Officer of BarterNet Corporation, a worldwide Internet B2B exchange. Mr. Cagan attended M.I.T. and received both a BS and an MS degree in engineering, and also received an MBA from Stanford University. He is a member of the Young Presidents Organization.

John Pimentel, Director

Since 2003, Mr. Pimentel has been a Director with Cagan McAfee Capital Partners where he is responsible for business development, investment structuring, and portfolio company management. From 1998 to 2002, he worked with Bain & Company in the firm's Private Equity Group, and the general consulting practice. From 1993-1996 Mr. Pimentel served as Deputy Secretary for Transportation for the State of California. Mr. Pimentel has served as a director of World Waste Technologies, Inc. since February 2004. Mr. Pimentel has an MBA from Harvard Business School, and a BA from UC Berkeley.

Sterling McDonald, Chief Financial Officer and Treasurer

Sterling McDonald joined NGS as CFO in 2003. Since joining NGS, Mr. McDonald has also been responsible for all the administrative functions of NGS. From 1999 to 2003, Mr. McDonald acted as an independent consultant and interim CFO to various companies. From 1997 to 1999, he served as CFO for PetroAmerican Services, a subsidiary of an integrated NYSE-traded oil and gas company. Previously, he served as the CFO of PetroStar Energy, an exploration and production company, and Treasurer of Reading and Bates Corporation, an NYSE-traded international offshore drilling services, exploration and production company. Mr. McDonald holds an MBA from the University of Tulsa.

E. J. DiPaolo, Director

Mr. DiPaolo has served as an Energy Advisor to Growth Capital Partners, L.P., an investment banking company, since 2003. From 2002 to the present, Mr. DiPaolo has served as an independent energy producer. From 1976 to 2002, Mr. DiPaolo was with Halliburton Company, most recently as Group Senior Vice President of Global Business Development, where he was responsible for the management of overall customer relationships with the companies within Halliburtons upstream businesses, including Halliburton Energy Services, Brown and Root Energy Services, and Landmark Graphics and Wellstream. Previously, Mr. DiPaolo was the North American Regional Vice President and Far East Regional Vice President for Halliburton, accountable for the overall operation of Halliburton Energy Services in these regions. Mr. DiPaolo also serves on the Board of Directors of Boots and Coots Group, an oil field services company, and Edgen Corporation, a pipe distribution company. He received his undergraduate degree in agricultural engineering from West Virginia University in 1976 where he currently serves on the Advisory Board of the College of Engineering.

Gene Stoever, Director

In 1993, Mr. Stoever retired from KPMG Peat Marwick after 32 years of service, including 24 years as a partner. Since 1999, he has acted as an independent consultant. From 1999   2004, he served as the trustee of the Sterling Diagnostic Imaging and SDI Liquidating Trust. He also serves as a Director of Exepack, LLC, a flexible packaging company.

Mr. Stoever earned his B.B.A. degree in accounting with honors from the University of Texas at Austin, is a Certified Public Accountant in the State of Texas, was previously certified to practice in the States of Louisiana and North Carolina, and was a member of the American Institute of CPAs. Mr. Stoever is a current member of the Texas Society of Public Accountants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Laird Q. Cagan, Managing Director of Cagan McAfee Capital Partners, LLC (the "Placement Agent") will serve as a director of Company following the Merger. Eric M. McAfee, a major shareholder in NGS, is also a Managing Director of the Placement Agent and also a major shareholder in Verdisys, Inc.("Verdisys"), with which NGS has a drilling services agreement. All transactions between NGS and Verdisys have been conducted on an arms length basis. Individuals associated with the Placement Agent currently own over 62% of the outstanding shares of NGS. The Placement Agent shall be paid the following fee in connection with the Merger: (i) a merger and acquisitions advisory fee equal to $300,000 and (ii) a warrant ("Warrant") to purchase 240,000 shares of the NGSs Common Stock, with a seven year maturity, a cashless net exercise provision and an exercise price equal to $1.00. These Warrants shall be assumed by the Company in connection with the Merger.

Except with respect to Mr. Cagans and the Placement Agents relationship with NGS detailed above (said relationship to be assumed by the Company following consummation of the Merger), none of the Companys directors or executive officers, nor any proposed nominee for election as one of the Companys directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Companys capital stock, has any material interest in any transaction to which the Company is a party.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

The Company has only one director and as such does not have standing nominating, audit or compensation committees. Mr. Becker, the Companys sole director, does not meet the independent requirements for an audit committee, nor does he qualify as a financial expert. Due to the Companys limited operations, the Company does not believe that the services of a financial expert are warranted. There is currently no defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

DIRECTOR COMPENSATION

The directors currently are not compensated for serving as members of the Companys board of directors. Two new board appointees, E.J. DiPaulo and Gene Stoever, shall each receive $25,000 per year and 100,000 stock options, vesting over two years, in connection with their services as members of the Companys Board of Directors.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Companys officers, directors and persons who beneficially own more than 10% of the Companys common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. Except as described below, to the Companys knowledge, for the fiscal year ended December 31, 2003, no person who is an officer, director or beneficial owner of more than 10% of the Companys common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

The issuance of restricted common stock to Mr. Becker for services to the Company was inadvertently not filed until recently. There have been no market transactions by Mr. Becker.

EXECUTIVE COMPENSATION

There was no compensation paid to any executive officer of the Company during the fiscal years ended December 31, 2003 or 2002. There is no employment agreement between the Company and its sole executive officer. No stock options were granted to the Companys sole executive officer during the year ended December 31, 2003.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALITY INTERACTIVE, INC. /s/ Dean H. Becker Dated: May 25, 2004